UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 29, 2004



THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

345-B Nowlin Lane, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Item 7.   **Financial Statements and Exhibits.**

    (c)   Exhibits

        (99.1)   Press Release, dated April 29, 2004.

Item 12.   **Results of Operations and Financial Conditions.**

    On April 29, 2004, The Dixie Group, Inc. issued a press release reporting results for the first quarter ended March 27, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2004   **THE DIXIE GROUP, INC.**

 By: /s/ Gary A. Harmon
Gary A. Harmon
Chief Financial Officer